November 26, 2008

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:                             Grubb & Ellis Company (the “Company”)

Definitive Additional Materials

Filed November 19 and 20, 2008 by Anthony W. Thompson, Harold A. Ellis,
Jr. and Stuart A. Tanz (the “Filings”)

File No. 001-08122

Dear Mr. Hindin:

This letter has been electronically submitted via the EDGAR system on behalf of Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz (collectively, the “Participants”) in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) with respect to the Filings as set forth in the Staff’s comment letter dated November 21, 2008 (the “Comment Letter”).  For your convenience, we have set forth below each of the Staff’s comments to the Filings followed, in each case, by the Participants’ response to each such comment.  The numbers below correspond to the numbered comments contained in the Comment Letter.

The responses contained herein are based solely upon information provided by the Participants and publicly available information.  In order to aid the Staff in its review of the responses to its comments below, the Participants intend to furnish the Staff with an annotated compilation of supporting materials (the “Supplemental Compendium”), a copy of which will be delivered to the Staff via overnight courier service.

General

1.                                       For each of the bullet point assertions under the heading “The Board’s Record Speaks for Itself,” please provide support supplementally, with a view to additional disclosure.

RESPONSE:

In order to address the above comment of the Staff, we have set forth below the text of each bullet point assertion contained in the Filings under the heading “The Board’s Record Speaks for Itself” and factual support for the related contentions made in the Filings.

Bullet Point 1:  Plummeting Stock Price and Financial Performance

On the effective date of Mr. Thompson’s resignation, February 8, 2008, the Company’s stock closed at $5.66 per share.  As of November 18, 2008, the date immediately preceding the date on which the shareholder letter contained in the Filings was mailed to the Company’s shareholders, the value of the Company’s stock was $0.98 per share, a drop that represents an approximately 82.3% decrease in value between February 8, 2008 and November 18, 2008.  In addition, the Company’s financial performance has steadily declined in 2008, with the Company reporting net losses of $1.5 million, $5.1 million and $44.0 million for the first, second and third quarters of 2008, respectively.(1)

The Company posted a net loss of $55.0 million during the nine months of 2008, compared with net income of $14.4 million for the Company and NNN Realty Advisors, Inc. (“NNN”) on a combined basis in the first nine months of 2007, representing a 481.9% period over period negative change. (2)  In contrast, the Company’s peer firms, Jones Lang LaSalle Incorporated (“JLL”) and CB Richard Ellis Group, Inc. (“CBG”), fared better with respect to this measure of financial performance in the comparison period as they posted net income of $43.4 million and $77.4 million, respectively, during the first nine months of 2008 compared with net income of $152.4 million and $268.1 million in the first nine months of 2007, respectively, representing respective declines of 71.5% and 71.1% in period over period net income for such peer firms. (3)

(1)  See the Company’s current reports on Form 8-K filed with the SEC on each of May 6, 2008, August 6, 2008 and November 12, 2008, which may be found at tabs 1, 2 and 3 of the Supplemental Compendium, respectively.

(2)  See the press release entitled "Grubb & Ellis Company Reports Third Quarter and Nine Month 2008 Results,"  which was filed with the SEC on November 12, 2008 as Exhibit 99.1 to the Company’s current report on Form 8-K.  The press release is included at Tab 3 of the Supplemental Compendium.

(3)  See CB Richard Ellis Group Inc.’s periodic report on Form 10-Q filed with the SEC on November 10, 2008 and Jones Lang LaSalle Inc.’s periodic report on Form 10-Q filed with the SEC on November 7, 2008 at Tabs 12 and 13 of the Supplemental Compendium, respectively.

For the first nine months of 2008, the Company’s EBITDA was negative $48.3 million compared with positive EBITDA of $47.4 million in the first nine months of 2007 for the Company and NNN on a combined basis, representing a 201.9% negative change in the Company’s EBITDA on a period over period basis. (4)  JLL posted EBITDA of $138.7 million for the first nine months of 2008 compared with EBITDA of $256.5 million for the first nine months of 2007, representing a 45.9% drop in EBITDA on a period over period basis. (5)  CBG posted EBITDA of $335.5 million for the first nine months of 2008 compared with EBITDA of $576.1 million for the first nine months of 2007, representing a 41.8% drop in EBITDA on a period over period basis. (6)  The Participants believe that the 201.9% decline in EBITDA experienced by the Company on a period over period basis during the comparison period, as compared to declines at its peer firms for the same period of 45.9% and 41.8%, demonstrates that the Company underperformed its peers with respect to this measure of financial performance during such period.

Bullet Point 2: Questions About CEO Search

The Company has not found a permanent CEO:  The Company acknowledged in a filing made with the SEC on November 18, 2008,(7) and in subsequent public filings, that it has yet to find a permanent CEO.(8)

Mr. Thompson recommended a CEO candidate:  To assist the Company in its CEO search, Mr. Thompson recommended Stuart A. Tanz as a CEO candidate.  According to the Company’s public statements,” Mr. Tanz formally expressed interest in the permanent CEO position and took part in an initial screening by the Company’s independent executive search firm.”(9)

Gary Hunt serves as interim CEO and is juggling many responsibilities:  On July 11, 2008, the Company announced that Gary Hunt was appointed interim CEO of the Company.(10)  Mr. Hunt acknowledged in a press report that he is juggling many responsibilities.(11)

(4)  See the press release entitled “Grubb & Ellis Company Reports Third Quarter and Nine Month 2008 Results,”  which was filed with the SEC on November 12, 2008 as Exhibit 99.1 to the Company’s current report on Form 8-K.  The press release is included at Tab 3 of the Supplemental Compendium.

(5)  See the press release entitled “Jones Lang LaSalle Reports Third Quarter 2008 Net Income of $15 Million, $0.43 per Share,” which was filed with the SEC on October 29, 2008 as Exhibit 99.1 to Jones Lang LaSalle Inc.’s current report on Form 8-K.   The press release is included at Tab 14 of the Supplemental Compendium.

(6)  See CB Richard Ellis Group Inc.’s periodic report on Form 10-Q filed with the SEC on November 10, 2008 at Tab 12 of the Supplemental Compendium.

(7) See the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 18, 2008, which may be found at tab 15 of the Supplemental Compendium.

(8) See the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 19, 2008, which may be found at tab 16 of the Supplemental Compendium, and the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 24, 2008, which may be found at tab 17 of the Supplemental Compendium.

(9) See the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 18, 2008, which may be found at tab 15 of the Supplemental Compendium.

(10) See the Company’s current report on Form 8-K filed with the SEC on July 16, 2008, which may be found at tab 4 of the Supplemental Compendium.

(11) See “Grubb & Ellis Executives: Company Misunderstood,”  Mark Mueller, August 11, 2008 (Volume 31; Issue 32), Orange County Business Journal, which may be found at tab 5 of the Supplemental Compendium.

According to the Company’s biography for Mr. Hunt, he has not recently had any meaningful brokerage, real estate advisory or public company experience in an executive capacity other than his brief experience as interim CEO of the Company:  Please see Mr. Hunt’s biography included in the Company’s definitive proxy statement filed on November 10, 2008,(12) which is reproduced here for the convenience of the Staff:

“Gary H. Hunt has served as a director of the Company since December 2007 and as the Company’s Interim Chief Executive Officer since July 2008. Mr. Hunt also had served as a director of NNN from November 2006 to December 2007. Mr. Hunt has served as the managing partner of California Strategies, LLC, a privately held consulting firm in Irvine, California that works with large homebuilders, real estate companies and government entities since 2001. Prior to serving with California Strategies, Mr. Hunt was the executive vice president and served on the board of directors and on the Executive Committee of the Board of The Irvine Company, a 110-year-old privately held company that plans, develops and invests in real estate primarily in Orange County, California, for 25 years. He also serves on the board of directors of Glenair Inc., The Beckman Foundation and William Lyon Homes. Mr. Hunt has also served as a Trustee of G REIT Liquidating Trust since January 2008. Mr. Hunt’s business address is c/o Grubb & Ellis Company, 1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705.”

Mr. Hunt is paid $50,000 a month for his services:  The Company reported the following in a filing made with the SEC on November 10, 2008: “until the appointment of a permanent Chief Executive Officer and President, Mr. Hunt will be paid a monthly fee of $50,000.”(13)

(12) A copy of the Company’s definitive proxy statement on Form DEFC14A filed with the SEC on November 10, 2008 may be found at tab 18 of the Supplemental Compendium.

(13) A copy of the Company’s definitive proxy statement on Form DEFC14A filed with the SEC on November 10, 2008 may be found at tab 18 of the Supplemental Compendium.

The Company provides Mr. Hunt with costly private jet travel:  Mr. Thompson represents that he has been informed by a member of the board of directors of the Company (the “Board”) that the Board has approved private jet travel for Mr. Hunt.

The Company has said little about its search to fill the CEO position:  In a filing made with the SEC on November 18, 2008, the Company acknowledged that “it is the Company’s policy to not comment on the status of the CEO search process.”(14)  Prior to this statement, the Participants believe that the Company had only made two statements about the CEO search in its regulatory filings or other similar public announcements:  The first statement was on its earnings conference call for the quarter ended June 30, 2008,(15) during which management stated that the Company was then “in the early stages of our search for a permanent CEO,” and the second was in its press release announcing Scott Peters’ resignation, in which press release the Company confirmed that “a search for a permanent CEO is underway.”(16)  More recently, following the distribution of the Participants’ letter contained in the Filings, the Company made a similar announcement on the CEO search process in a letter to the Company’s shareholders dated November 24, 2008.(17)  In this letter, the Company reiterated that it “is currently undertaking a comprehensive search for a permanent CEO.”  Based on the foregoing statements, the Participants believe that the Company has not publicly reported very much with respect to its CEO search process and that such information as has been made publicly available to date has primarily consisted of broad, general statements rather than the more specific updates about the process that the Participants believe the Company should provide to the investment community. Indeed, a report issued by ISS Governance Services on November 24, 2008 (the “ISS Report”) echoes the Participants’ views on this matter.  The ISS Report finds, in relevant part, as follows:  “With respect to the CEO search process, the company mentioned to us that it had short-listed potential candidates. We however, did not find sufficient public disclosure to this effect, which lends credence to dissident concerns about the CEO search process.”(18)

Bullet Point 3: “Revolving Door” for Management and Broker Retention Problems

The Participants direct the Staff to tabs 6, 7 and 8 of the Supplemental Compendium, which contain articles supporting the Participants’ assertions under the above mentioned bullet point in the Filings.

(14) See the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 18, 2008, which may be found at tab 15 of the Supplemental Compendium.

(15) See Exhibit 99.2 to the Company’s current report on Form 8-K filed with the SEC on August 6, 2008, which may be found at tab 2 of the Supplemental Compendium.

(16) See Exhibit 99.1 to the Company’s current report on Form 8-K filed with the SEC on July 16, 2008, which may be found at tab 4 of the Supplemental Compendium.

(17) See the Company’s definitive additional materials on Form DEFA14A filed with the SEC on November 24, 2008, which may be found at tab 17 of the Supplemental Compendium.

(18) See the ISS Report, which may be found at tab 9 of the Supplemental Compendium.

Bullet Point 4: Increases in Director Compensation

According to the Company’s definitive proxy statement filed with the SEC on November 10, 2008, the new chairman’s annual compensation totals $240,000, which includes cash fees and stock awards.(19)  In addition, director compensation increased by $10,000 in annual cash fees and $10,000 in stock awards for each director following the Company’s merger with NNN in December of 2007.(20)  According to the ISS Report, “a comparison of board pay at the Company with data from the Frederic Cook 2008 Director Compensation survey suggests that director pay levels at GBE are higher than those at comparable firms [. . .] According to the data within the survey, the median value of additional compensation for serving as the non-executive chairman, including both cash and equity, was $100,000 at NASDAQ companies. The incremental compensation for GBE’s chairman above that of other directors on the board is well above this amount, giving some validity to Thompson’s concerns over pay.”(21)

Bullet Point 5: Liquidation of Acquisition Vehicle

According to a press report, the Company “created Grubb & Ellis Realty Advisors, which raised $143 million in a ‘blank check’ initial public offering, in a bid to enter the investment management business.  But in March of this year, Grubb & Ellis Realty failed to get 80% of its shareholders’ approval – an SEC requirement – for its first acquisition of three buildings, partly because of the change in the credit environment.”(22)  The Company thereafter reported a consequent “$45.8 million real estate impairment charge related to real estate assets the company owns and has decided to market for sale.”(23)

Bullet Point 6: Stock Buyback Program Suspended at an Inopportune Time

In June 2008, the Board announced that it would stop paying dividends and

(19) See the Company’s definitive proxy statement on Form DEFC14A filed with the SEC on November 10, 2008, which may be found at tab 18 of the Supplemental Compendium.

(20) See the Company’s definitive proxy statement on Form DEFC14A filed with the SEC on November 10, 2008, which may be found at tab 18 of the Supplemental Compendium.

(21) See the ISS Report, which may be found at tab 9 of the Supplemental Compendium.

(22) See “Corporate News:  Grubb & Ellis Chief Executive Peters Resigns,” by Sui-Lee Wee, July 12, 2008, The Wall Street Journal, which may be found at tab 10 of the Supplemental Compendium.

(23) See Exhibit 99.1 to the Company’s current report on Form 8-K filed with the SEC on November 12, 2008, which may be found at tab 3 of the Supplemental Compendium.

instead implement a stock buyback program, which was expected to “return greater value to shareholders than would a cash dividend at this time.”(24)  Following this announcement, the Company purchased $1.8 million worth of its shares at an average price of approximately $3.38 per share.(25)

Although the program authorized the company to buy up to $25 million of stock(26) and the stock closed 71% lower(27) than the average buyback price on the day immediately preceding the day on which the letter to shareholders contained in the Filings was mailed, the Board recently determined to do away with the buyback program in order “to preserve capital and focus on debt reduction.”(28)  The Participants agree with management that capital preservation and debt reduction are important objectives, but believe that these objectives should be furthered by reducing other expenses of the Company and disposing of selected non-core assets rather than abandoning a stock buyback program designed to shore up the price of the Company’s stock at a time when the stock is, in the opinion of the Participants, experiencing significant pressure.

2.                                       Supplementally provide copies of the third-party materials cited as sources in the letter to shareholders.

RESPONSE:

The Participants direct the Staff to tabs 5, 6, 7 and 8 of the Supplemental Compendium, which contain the articles cited as sources in the letter to shareholders contained in the Filings.

(24) See the press release issued by the Company on July 11, 2008 entitled “Grubb & Ellis Company Announces $25 Million Share Repurchase Program and Suspension of Dividend,” which may be found at tab 11 of the Supplemental Compendium.

(25) See the Transcript of Grubb & Ellis Company Third Quarter Earnings Call held on November 6, 2008 (the “Transcript”), in which the Company states, in relevant part, that “as part of the stock repurchase program announced during the second quarter, we purchased 532,000 shares of common stock on the open market for an aggregate cost of approximately $1.8 million.”  A copy of the Transcript may be found at tab 3 of the Supplemental Compendium.

(26) See the press release issued by the Company on July 11, 2008 entitled “Grubb & Ellis Company Announces $25 Million Share Repurchase Program and Suspension of Dividend” in which the Company announced that it “may repurchase up to $25 million of its common stock through the end of 2009,” which press release may be found at tab 11 of the Supplemental Compendium.

(27) On November 18, 2008, the Company’s stock closed at $0.98 per share.  The difference between the November 18, 2008 closing price and the buyback program average purchase price of $3.38 by $2.40 per share, representing a 71% difference.

(28) See the Transcript in which management states that the Company had “suspended the repurchase program to preserve capital and focus on debt reduction,” a copy of which may be found at tab 3 of the Supplemental Compendium.

The Path Forward

3.                                      Explain the impact of each of the filing persons’ planned changes for the Company if their nominees are elected. For example, the nominees intend to advocate for the declassification of the Company’s Board. How would this impact shareholders? Similarly, would the filing persons’ plan to require all Company directors to be paid exclusively in stock dilute the ownership interest of existing shareholders?

RESPONSE:

As requested by the Staff, the Participants have provided below an explanation of the impact that they expect the planned changes referred to in the Staff’s comment above would have on the Company in the event that the Participants are elected to the Board and are thereafter successful in facilitating the implementation of such planned changes.

(a)                                 “Encourage the Board to Adopt a New Strategic Program to Drive Improved Financial Performance at Grubb & Ellis.”  The Participants believe that if their proposed strategic program(29) is adopted, it will enhance the financial performance of the Company.  The Participants believe that an improvement in the financial performance of the Company will ultimately result in an increase in shareholder value.

(b)                                “Champion a Platform of Corporate Governance Best Practices.”  In general, the Participants developed this plank of their campaign platform with the aim of advocating for the introduction of what they believe to be important shareholder-friendly reforms to the existing corporate governance regime of the Company.  It is the Participants’ belief that the implementation of the package of reforms described below would promote shareholder democracy at the Company and more closely align the interests of the Board and management with the interests of shareholders, thereby better equipping the Company to enhance shareholder value.  While the Participants intend, if elected, to advocate for these proposals, they also note that the shareholders of the Company must ultimately pass upon these corporate governance changes before they can become effective.

(29) The Participants’ proposed strategic program is more fully described in the Participants’ definitive proxy statement filed with the SEC on November 17, 2008.

(i)                                    Classified Board:  If the Board submits a proposal to the Company’s shareholders to amend the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”) so as to declassify the Board and the Company’s shareholders approve such a proposal, each member of the Board (including the Participants, if they are elected) will thereafter be elected annually for one year terms.

The Participants view the election of directors as a primary path for shareholders to influence corporate affairs and ensure management is accountable to the Company’s shareholders. However, under the classified Board scheme presently in place at the Company, individual directors face election only once every three years and shareholders only vote on one-third of the Board each year.  In the Participants’ view, the extant system may have the effect of insulating the Board and management from shareholder input and the consequences of poor financial performance.

If the classified Board is eliminated, the Company’s shareholders will be able to express their views annually on the performance of the Board and each individual director.  It is hoped that this development will, in turn, promote increased responsiveness among directors and officers of the Company to the wishes of shareholders, which responsiveness is viewed by the Participants as a touchstone of shareholder democracy.

(ii)                                 “Blank Check” Preferred Stock:  At present, the Certificate empowers the Board to issue “blank check” preferred stock without shareholder approval.  The Board could potentially use blank check preferred stock as an anti-takeover device to deter unsolicited tender offers that may be made at prices that are favorable to shareholders. For example, the Board could issue blank check preferred stock to dilute the stock ownership of, or create voting impediments for, an unsolicited prospective acquiror. If, by virtue of the adoption by shareholders of an amendment to the Certificate, the Board’s authority to issue blank check preferred stock is eliminated, the aforementioned uses of such stock—which uses could potentially diminish the value of the shareholders’ investment in the Company and decrease the market price of the Company’s shares –would not be available to the Board unless it first obtained shareholder approval.

(iii)                              Shareholder Action by Written Consent:  Annual and special meetings of shareholders can be expensive affairs.  Thus, the

Participants believe that unnecessary costs can be avoided when shareholders act by written consent to address unusual business matters that may require their prompt attention, especially in a company like the Company, which presently has relatively concentrated stock ownership.

Boards hostile to shareholder consent or proxy campaigns have occasionally utilized anti-takeover protections in an effort to thwart shareholders seeking to act by written consent.  As a Delaware chartered company which has not opted out of Section 203 of the Delaware General Corporation Law, the Company is subject to the Delaware statute that imposes limitations on the ability of “interested stockholders” who “own” 15% or more of the Company’s stock to complete business combinations under certain circumstances.  Subject to certain limited exceptions (which do not apply to consent solicitations involving ten or fewer shareholders(30)), the statute treats a shareholder who has the right to vote the shares of another shareholder as the “owner” of such shares for purposes of determining who is an “interested stockholder.”  As a consequence, the Board could assert that a shareholder holding 10% of the Company’s common stock who obtained the right to vote the shares of another shareholder holding 8% of the Company’s common stock in a consent solicitation targeting ten or fewer people is an “interested stockholder” subject to the restrictions on completing business combinations referred to above.  The Participants believe that this possibility may deter shareholders from acting by written consent under certain circumstances and accordingly they intend, if elected, to advocate for the adoption of an amendment to the Certificate which would have the effect of opting the Company out of the provisions of Section 203 that may lead to this, in the Participants’ opinion, expansive understanding of who is deemed to be an “interested stockholder.”  If such an amendment is adopted, the Participants believe that shareholders would have a freer hand to act by written consent without fear of potentially occasioning adverse consequences.

(c)                                 “Reform Executive and Director Compensation.”  It is the Participants’ desire to reform executive and director compensation at the Company.  Generally, the Participants believe that aligning executive compensation with the Company’s financial performance will have the effect of

(30) See Section 203(d)(9)(ii)(B) and Section 203(d)(9)(iii) of the Delaware General Corporation Law.

incentivizing the Company’s senior management team to improve the Company’s financial performance, which could enhance shareholder value for the benefit of all shareholders.  The Participants also believe that the senior management team should be paid less if the Company fails to achieve strong financial results under its leadership.

In addition, the Participants favor reducing compensation to directors, which compensation the Participants believe should be paid in the form of the Company’s stock.  It is the Participants’ belief that the Company is presently beset by mounting financial challenges that necessitate a close examination of all of its expenses.  In the Participants’ view, director compensation should not be immune from this examination and should, in fact, be reduced.  Moreover, since the Participants believe that the Company presently faces liquidity pressures, if elected, they would like to advance a proposal that the Company’s directors be compensated in the Company’s stock, thereby relieving the Company of the obligation to pay directors in cash.  The Participants also expect that directors compensated exclusively in the Company’s stock would have a strong incentive to maximize shareholder value, which would, in turn, redound to the benefit of all shareholders.

Any new issuance of the Company’s stock to its directors could, of course, be in some measure dilutive to the ownership interests of other Company shareholders.  However, it is the Participants’ view that the additional liquidity that would be produced as a result of the adoption of a program to compensate directors exclusively in the Company’s stock would ultimately enable the Company to more effectively enhance shareholder value over the long term.  Moreover, as mentioned previously, since the Participants also favor substantially reducing overall compensation to directors, it is their expectation that any dilutive effect on the Company’s shareholders occasioned by the implementation of their envisaged director compensation approach would not be particularly significant.

(d)                                “Bring Greater Accountability and Discipline to the Management of Grubb & Ellis.”  The Participants are committed to bringing greater accountability and discipline to the management of the Company, which they hope to achieve by closely supervising the Company’s senior management team.  The Participants believe that their real estate industry expertise makes them especially well suited for this role.  It is hoped that any increased management accountability achieved by the Participants will yield improved financial performance for the Company.

(e)                                 “Strive to Restore the Confidence of the Capital Markets in Grubb & Ellis.”  It is the Participants’ intention to restore the confidence of the capital markets in the Company.  As described in the Participants’

response to the Staff’s Comment 1, the Company’s stock price has not fared well of late.  The Participants believe that the implementation of their strategic program(31) will help restore the confidence of the capital markets in the Company.  In addition, the Participants believe that the faith of the investment community in the Company may be enhanced if the investment community has confidence in the oversight of a seasoned and skillful Board, which confidence the Participants hope will result if they are elected.  If the confidence of the capital markets in the Company is restored, the Participants expect that the Company’s stock price will increase and its ability to access the debt and equity capital markets will improve.

The Board’s Record Speaks for Itself

4.                                      Identify the “industry peers” whom the filing persons allege that the Company has underperformed. See our comment above regarding the need to provide supplemental support for this statement.

RESPONSE:

The “industry peers” whom the filing persons assert that the Company has underperformed are CBG and JLL, both of which are considered industry peers by the Company according to (i) the Company’s investor presentation(32) and (ii) the ISS Report, which states, in relevant part, that “the peer group selection is critical as the company’s relative financial performance tends to vary materially depending on the peer group selected. Our peer group comprises of CB Richard Ellis Group, Inc. (ticker: CBG) and Jones Lang LaSalle, Inc. (ticker: JLL) — both of whom are considered peers by the company and the dissident.”(33)

As discussed in response to Comment 1, the value of the Company’s stock fell by over 80% between February 8, 2008, when Mr. Thompson resigned from his position as Chairman of the Company, and November 18, 2008, the date immediately preceding the date on which the shareholder letter contained in the Filings was mailed to the Company’s shareholders.  In comparison, the value of JLL and CBG stock fell by approximately 68% (34) and 75%, (35) respectively, in the same period and, in so doing, outperformed the Company’s stock.  Please refer to

(31) The Participants’ proposed strategic program is more fully described in the Participants’ definitive proxy statement filed with the SEC on November 17, 2008.

(32) See the Company’s current report on Form 8-K filed with the SEC on November 20, 2008, which includes the Company’s investor presentation as Exhibit 99.1 thereto, a copy of which may be found at tab 19 of the Supplemental Compendium.

(33) See the ISS Report, a copy of which may be found at tab 9 of the Supplemental Compendium.

(34) On February 8, 2008, the stock of Jones Lang LaSalle Inc. closed at $72.26.  On November 18, 2008, the stock closed at $22.93, representing a decline of approximately 68.3% as compared to its February 8, 2008 closing price.

(35) On February 8, 2008, the stock of CB Richard Ellis Group Inc. closed at $17.77.  On November 18, 2008, the stock closed at $4.43, representing a decline of approximately 75.1% as compared to its February 8, 2008 closing price.

the Participants’ response to Comment 1, which the Participants believe also demonstrates that the Company underperformed JLL and CBG with respect to net income and EBITDA results for the first nine months of 2008 as compared to the same period in 2007.

5.                                      According to the Company, Mr. Thompson formed a company that is a direct competitor. If Mr. Thompson is elected as a director of the Company, please explain the impact on shareholders of Mr. Thompson operating a competitor. If such a company is not a competitor, please advise.

RESPONSE:

The Participants do not believe that Thompson National Properties, of which Mr. Thompson is the Chief Executive Officer, is a “direct competitor” of the Company.  Unlike the Company, Thompson National Properties does not offer tenant-in-common programs, a corporate services platform, real estate advisory services or third party management services.  Nor does Thompson National Properties have any leasing agents or investment brokers on its payroll.  On the contrary, Thompson National Properties has utilized the services of the Company’s brokers.  In essence, the Participants believe that the two companies have sufficiently different product offerings and scales of operation that they should not be characterized as “direct competitors.”

Moreover, as the holder of a substantial stake in the Company, Mr. Thompson is strongly committed to enhancing the value of his investment in the Company and, as a consequence, is disinclined to directly compete with the Company, which he believes may serve to reduce the value of his equity position in the Company.

*  *  *  *  *  *  *

If you have any questions, please feel free to call me at (213) 892-4333.

Sincerely,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky